UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

(Amendment No. 3)*

Harte Hanks, Inc.

(Name of Issuer)

Common Stock, $1.00 Par Value

(Title of Class of Securities)

416196202

(CUSIP Number)

Houston H. Harte

P.O. Box 17424

San Antonio, Texas 78217

(210) 251-2441

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 29, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 416196202

1	NAME OF REPORTING PERSON Houston H. Harte
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO – See Item 3 of Statement
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 660,816 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 660,816 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 660,816
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.55% (2)
14	TYPE OF REPORTING PERSON IN

(1)

The shares of Common Stock are held by the Harte Management Trust. As a co-trustee of the trust, Mr. Harte shares the power to vote and dispose (or direct the disposition) of the shares of Common Stock held by the trust.

(2)

The percentages specified herein and in the rest of this Schedule 13D are calculated based upon 6,266,130 shares of Common Stock issued and outstanding as of January 31, 2019, which is the total number of Shares outstanding as reported in the Issuer’s Form 10-K filed with the Securities and Exchange Commission on March 18, 2019.

CUSIP NO. 416196202

1	NAME OF REPORTING PERSON Sarah Harte
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO – See Item 3 of Statement
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 660,816 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 660,816 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 660,816
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.55%
14	TYPE OF REPORTING PERSON IN

(1)

The shares of Common Stock are held by the Harte Management Trust. As a co-trustee of the trust, Ms. Harte shares the power to vote and dispose (or direct the disposition) of the shares of Common Stock held by the trust.

CUSIP NO. 416196103

1	NAME OF REPORTING PERSON Carolyn Harte
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO – See Item 3 of Statement
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 660,816 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 660,816 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 660,816
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.55%
14	TYPE OF REPORTING PERSON IN

(1)

The shares of Common Stock are held by the Harte Management Trust. As a co-trustee of the trust, Mrs. Harte shares the power to vote and dispose (or direct the disposition) of the shares of Common Stock held by the trust.

This Amendment No. 3 (“Amendment No. 3”) amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on February 14, 2018 (the “Original Schedule 13D”, Amendment No. 1 to the Schedule 13D, filed with the SEC on March 5, 2018 (“Amendment No. 1”), and Amendment No. 2, filed with the SEC on May 29, 2018, and together with this Amendment No. 3, the “Schedule 13D”) with respect to the common stock, par value $1.00 per share (the “Shares”), of Harte Hanks, Inc., a Delaware corporation (the “Issuer”). Capitalized terms used herein and not otherwise defined in this Amendment No. 2 have the meanings set forth in the Schedule 13D. This Amendment No. 2 amends the Schedule 13D Items 2, 6 and 7 as set forth below.

Item 2.    Identity and Background.

(a) This Schedule 13D is being filed by or on behalf of the following persons (each, a “Reporting Person” and, collectively, the “Reporting Persons”):

(i)	Houston H. Harte (“Mr. Harte”);

(ii)	Sarah Harte (“Ms. Harte”); and

(iii)	Carolyn Harte (“Mrs. Harte”).

The Reporting Persons comprise a group within the meaning of Section 13(d)(3) of the Act, as described in Item 6. The Reporting Persons are jointly filing this Schedule 13D pursuant to that certain Join Filing Agreement, dated as of March 27, 2019 as described in more detail in Item 6 below.

Item 6.    Material to be Filed as Exhibits.

On March 27, 2019, the Reporting Persons entered into a Joint Filing Agreement (the “Joint Filing Agreement”), pursuant to which the Reporting Persons have agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to securities of the Issuer, to the extent required by applicable law. A copy of the Joint Filing Agreement is attached as Exhibit 99.1 hereto and is incorporated herein by reference. The Reporting Persons had previously been party to a joint filing agreement dated February 14, 2018 (the “Previous Joint Filing Agreement”), with Larry D. Franklin and the Franklin Family Foundation (the “Franklin Parties”) but the Reporting Persons have terminated the Previous Joint Filing Agreement and are no longer acting as members of a group with the Franklin Parties within the meaning of Section 13(d)(3) of the Act. Information with respect to each Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by any other Reporting Person.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.    Material to be Filed as Exhibits.

Item 1, the Joint Filing Agreement dated March 27, 2019

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 29, 2019

Houston H. Harte

/s/ Sarah E. Harte
Houston H. Harte, by his agent and attorney in fact, Sarah E. Harte

Sarah Harte

/s/ Sarah Harte
Sarah Harte

Carolyn Harte

/s/ Sarah E. Harte
Carolyn Harte, by her agent and attorney in fact, Sarah E. Harte